This Form CB contains 11 pages, including all exhibits and attachments.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

5-82250

**FORM CB/A**
**TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM**
**(AMENDMENT NO. 8)**

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)



**Deep Sea Supply ASA**
(Name of Subject Company)

**Not Applicable**
(Translation of Subject Company's Name into English (if applicable))

**Norway**
(Jurisdiction of Subject Company's Incorporation or Organization)

**Deep Sea Supply PLC**
(Name of Person(s) Furnishing Form)



**Ordinary Shares**
(Title of Class of Subject Securities)



**N/A**
(CUSIP Number of Class of Securities (if applicable))

**Finn Amund Norbye**
**Deep Sea Supply ASA**
**Tromoyveien 22**
**N-4841 Arendal**
**Norway**
**+47 3705 8610**

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

**David M. Wells**
**Davis Polk & Wardwell**
**99 Gresham Street**
**London EC2V 7NG**
**England**

**Not Applicable**
(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

### Item 1. Home Jurisdiction Documents

(a) (1) Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA regarding the acceptance level of the mandatory offer for all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on February 5, 2007.

(b) Not applicable

### Item 2. Informational Legends

The attached exhibit contains appropriate informational legend.

## PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

## PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC with the Commission on December 5, 2006.

(2) Not applicable.

## Exhibit Index

| Exhibit Number | Description |
|---|---|
| 1.0* | Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006. |
| 2.0* | Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006. |
| 3.0* | English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006. |
| 3.1** | Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006. |
| 3.2*** | Press release of Deep Sea Supply PLC and Deep Sea Supply ASA relating to the extension of the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 15, 2006. |
| 3.3**** | Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006. |
| 3.4**** | Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006. |
| 3.5***** | Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of settlement in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006. |
| 3.6***** | Press release of Deep Sea Supply PLC announcing the results of an Extraordinary General Meeting held in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006. |
| 3.7****** | Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the delivery of shares in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 27, 2006. |
| 3.8******* | Mandatory Offer Document, Prospectus and Notification of Compulsory Acquisition dated January 4, 2007 relating to the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of Deep Sea Supply ASA by Deep Sea Supply PLC. The offer period for the mandatory offer will be from and including January 5, 2007 to and including February 2, 2007. |
| 3.9******* | Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the mandatory offer for and compulsory acquisition of all the issued and outstanding ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 5, 2007. |

3.10******* English notice announcing the launch of the mandatory offer and compulsory acquisition, published in the Wall Street Journal (U.S. edition) on January 5, 2007.

3.11******** Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA in connection with the Independent Statement regarding the mandatory offer for and compulsory acquisition of all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on January 26, 2007; the Independent Statement is included as an attachment to such announcement.

3.12 Announcement issued by Deep Sea Supply PLC and Deep Sea Supply ASA regarding the acceptance level of the mandatory offer for all remaining ordinary shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on February 5, 2007.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 11, 2006.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 18, 2006.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 20, 2006.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 22, 2006.

****** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 27, 2006.

******* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 5, 2007.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 29, 2007.

**SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

**Deep Sea Supply PLC**

By: Finn Amund Norbye

Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

DATE: February 5, 2007

EXHIBIT 3.12

**Announcement regarding Acceptance Level of Mandatory Offer**

**DESS/DESSC – MANDATORY OFFER – ACCEPTANCE LEVEL**

Reference is made to the combined mandatory offer document, prospectus and notification of compulsory acquisition dated 4 January 2007 relating to the Mandatory Offer to acquire all issued and outstanding shares in Deep Sea Supply ASA ("DESS ASA") submitted by Deep Sea Supply PLC ("DESS PLC").

Under the Mandatory Offer, DESS PLC has received acceptances for a total of 6,409,777 shares in DESS ASA, representing approximately 4.91% of the total issued shares of the company, whereof a total of 5,831,756 DESS ASA Shares were tendered under the Share Alternative.

Please note that the number of acceptances received may differ from the final number of DESS ASA shares tendered due to possible corrections and changes following registration with the VPS.

Settlement will be completed as soon as practicable, and within 16 February 2007 at the latest.

This announcement is issued in connection with the Mandatory Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 4 January 2007 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 5 February 2007
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

*IMPORTANT INFORMATION*

*The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the* ***"U.S. Securities Act"****) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

*The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.*

*It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.*

*You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.*

ATTACHMENT II(3)

**Signed Power of Attorney**

(LN) 03955/004/CB.FX/eb.02.05.07.doc

# DEEP SEA SUPPLY PLC

## MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY

held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

| | | |
|---|---|---|
| Present: | Mr Finn Amund Norbye | Director |
| | Mr Odd Brevik | Director |

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

**RESOLVED:**

1. THAT Mr FINN AMUND NORBYE be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.
2. THAT a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.
3. There being no further business before the Meeting the Chairman declared it closed.

| | |
|---|---|
| FINN AMUND NORBYE | ODD BREVIK |
| Chairman of the Meeting | Secretary of the Meeting |

DM-2133434-v1 (2)

# POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006

Finn Amund Norbye

Odd Brevik

END

DM-115345-v1 (3)